Exhibit 99.1

Himax Technologies, Inc. Reports First Quarter 2017 Financial Results and Provides Second Quarter 2017 Guidance

Company Meets Q1 2017 Revenue, Gross Margin and EPS Guidance

Provides Q2 2017 Guidance Revenue to be Down Around 5.0% to Flat Sequentially, Gross Margin to be Around Flat Sequentially and GAAP Loss per ADS to be 1.0 to 0.0 Cents

  Net revenue for the first quarter decreased 23.7% sequentially to $155.2 million, in line with the Company’s guidance.
  Compared to the previous quarter, large-sized panel driver sales decreased 12.4%, small and medium-sized panel driver sales decreased 33.2% and non-driver sales decreased 18.8%.
  Gross margin for the first quarter came in at 23.1%, up 400 bps sequentially and down 310 bps year-over-year due to unfavorable product mix and margin decline in large-sized driver ICs and non-driver product segments. Excluding the one-time, non-cash inventory write-down of $ 12.0 million in the previous quarter, gross margin for the first quarter would have been 190 bps lower than the 25.0% in the fourth quarter of 2016.
  Q1 2017 GAAP net income was $1.4 million, or 0.8 cents per diluted ADS, versus GAAP net income of $4.4 million, or 2.6 cents per diluted ADS, in the fourth quarter of 2016, in line with the Company’s guidance of 0.5 to 2.0 cents.
  Company remains positive on its long term business outlook.
  Company is proceeding with the expansion plan for next generation LCOS and WLO product lines in 2017.

TAINAN, Taiwan, May 11, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2017.

SUMMARY FINANCIALS

First Quarter 2017 Results Compared to First Quarter 2016 Results (USD in millions) (unaudited)
	Q1 2017		Q1 2016		CHANGE
Net Revenue	$155.2		$180.3		-13.9%
Gross Profit	$35.9		$47.2		-23.9%
Gross Margin	23.1%		26.2%		-3.1%
GAAP Net Income Attributable to Shareholders	$1.4		$13.1		-89.6%
Non-GAAP Net Income Attributable to Shareholders	$1.7	(1)	$13.5	(2)	-87.2%
GAAP EPS (Per Diluted ADS, USD)	$0.008		$0.076		-89.6%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.010	(1)	$0.078	(2)	-87.2%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charges, net of tax.

First Quarter 2017 Results Compared to Fourth Quarter 2016 Results (USD in millions) (unaudited)
	Q1 2017		Q4 2016		CHANGE
Net Revenue	$155.2		$203.4		-23.7%
Gross Profit	$35.9		$38.9		-7.8%
Gross Margin	23.1%		19.1%		+4.0%
GAAP Net Income Attributable to Shareholders	$1.4		$4.4		-69.3%
Non-GAAP Net Income Attributable to Shareholders	$1.7	(1)	$4.8	(2)	-64.1%
GAAP EPS (Per Diluted ADS, USD)	$0.008		$0.026		-69.3%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.010	(1)	$0.028	(2)	-64.1%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million of share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.

“Our first quarter revenue, gross margin and GAAP earnings per diluted ADS all met our guidance previously issued on February 16th,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. “The decline in revenue was primarily a result of several factors that include fewer working days in China and Taiwan, decreased sales in large-sized driver IC business from the phase-out of certain customers’ old models, lower smartphone driver IC sales due to weak China market demand, customers’ continued inventory adjustment and increasing TDDI and AMOLED adoption causing the shrinking addressable market for pure TFT-LCD driver ICs for smartphone; and to a less extent, discontinuation of LCOS and WLO shipment to one of our leading AR device customers. Despite the temporary slowdown experienced in our driver IC business, we continue to work closely with our customers across China, Taiwan and Korea, of which the design-in activities all remain robust.”

Mr. Wu continued: “As we move through 2017, we are seeing ongoing weakness in China smartphone market and the temporary slowdown of our large-size driver IC business. In spite of the short-term headwind, we are positive on DDIC business outlook because of expected shipments for certain customers’ 4K TV models and TDDI products. Various areas of the non-driver IC businesses are also expected to contribute to the improvement of our overall financials from second half of the year. With respect to the non-driver business, particularly in the WLO and CMOS Image Sensor products of 3D scanning solutions, we believe it is one of the most significant new applications for the next generation smartphone. Himax is well recognized to be the front runner and world leader in this important technology. Our SLiMTM product line is the state of the art total solutions for 3D sensing and scanning based on structured light technology, of which we can also provide individual technologies separately to selected customers to accommodate their specific needs. We are seeing strong demand for 3D scanning products from multiple top name customers who are either collaborating with us or engaging us for advanced stage discussions. In light of the promising new business opportunities around the corner, we will continue to invest heavily in R&D and customer engineering regardless of the prevailing unfavorable business conditions. We are aware that this will hit our short-term bottom line, but we believe such investment is extremely important and will bring in very handsome return in the next few years. Our confidence on our strong growth prospects is also evidenced by the unprecedented heavy CAPEX plan for 2017. As announced previously, this year’s CAPEX will be significantly higher than usual. In the last earnings call, we reported the urgent addition of new WLO capacity to meet the near term demands of certain customers. We are pleased to report that the project is going smoothly as planned. Major ramp of the new WLO capacity is scheduled to start from the third quarter of 2017. With regards to AoSTM solutions, we believe our strategic investment in Emza announced in April will enable us to provide turn-key solution and transform AoS sensor to an information analytics device. On the LCOS product line, in addition to AR application, we are pleased to report that we are making great progress in developing high-end head-up-display for automotive applications. As excited as we are on the prospect of non-drive IC products and notwithstanding driver IC’s short term pressure, driver IC has been a core part of our business and will remain so in any foreseeable future. Our technology strength, total solution capability and long term customer relationships in driver IC business remain intact. Overall, we are committed to diversify our product portfolio and customer base with innovative technologies. We believe these will significantly increase shareholder value ultimately.”

First Quarter 2017 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2017%		Q1 2016%		% Change
Display drivers for large-sized panels	$59.3	38.2%	$65.7	36.4%	-9.8%
Display drivers for small/medium-sized panels	$66.6	42.9%	$79.4	44.1%	-16.1%
Non-driver products	$29.3	18.9%	$35.2	19.5%	-16.7%
Total	$155.2	100.0%	$180.3	100.0%	-13.9%

	Q1 2017%		Q4 2016%		% Change
Display drivers for large-sized panels	$59.3	38.2%	$67.7	33.3%	-12.4%
Display drivers for small/medium-sized panels	$66.6	42.9%	$99.7	49.0%	-33.2%
Non-driver products	$29.3	18.9%	$36.0	17.7%	-18.8%
Total	$155.2	100.0%	$203.4	100.0%	-23.7%

The first quarter revenues of $155.2 million represented a decrease of 23.7% sequentially and 13.9% year-over-year. Revenue from large panel display drivers was $59.3 million, down 12.4% sequentially, and down 9.8% from a year ago. Large panel driver ICs accounted for 38.2% of its total revenues for the first quarter, compared to 33.3% in the fourth quarter of 2016 and 36.4% a year ago. The decline was due to fewer working days in China and Taiwan and phase-out of certain customers’ old models. In addition, the scale 5.6 earthquake that struck Tainan in early February also somehow impacted some of the Company’s customers’ productions and therefore its driver IC shipment. In spite of the lukewarm sales, Himax’s engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea all remain robust. Such activities will lead to future rebound in sales momentum.

Revenue for small and medium-sized drivers came in at $66.6 million, down 33.2% sequentially and down 16.1% from the same period last year. Driver ICs for small and medium-sized applications accounted for 42.9% of total sales for the first quarter, as compared to 49.0% in the fourth quarter of 2016 and 44.1% a year ago. Sales into smartphones declined 37.8% year-over-year and 49.6% sequentially. The substantial decline in the Company’s smartphone driver IC sales was caused mainly by weak sentiment in the China market which is still loaded with excess inventory built up at the end of last year. Another negative factor for the Company’s small panel driver IC sales is the shrinking addressable market for pure TFT-LCD driver ICs for smartphone caused by increasing in-cell and AMOLED display adoption. The revenue from automotive applications declined about 9.0% from the last quarter but was up around 12.0% year-over-year. Himax’s driver ICs used in tablets also declined around 33.0% sequentially and 8.0% year-over-year for weak overall market demand in the product segment.

Revenues from the Company’s non-driver businesses were $29.3 million, down 18.8% sequentially and down 16.7% from the same period last year. Non-driver products accounted for 18.9% of total revenues, as compared to 17.7% in the fourth quarter of 2016 and 19.5% a year ago. The sequential decline was primarily caused by lower LCOS and WLO shipments as one of the Company’s major AR customers decided to discontinue its production, as the Company reported before. To a much lesser extent, lower sales of touch panel controllers and ASIC chips also contributed to the sequential decline. This decline was partially offset by the increased sales of CMOS image sensors and NRE income from ASIC projects.

In light of the promising new business opportunities around the corner, the Company will continue to invest heavily in R&D and customer engineering regardless of the prevailing unfavorable business conditions. The company is aware that this will hit its short-term bottom line, but Himax believes such investment is extremely important and will bring in very handsome return in the next few years. The second quarter operating expenses are budgeted to increase about 7% sequentially and 20% year-over-year. Of the operating expenses, R&D will see the most significant increase, to be up around 10% sequentially and 28% year-over-year. WLO is to account for some 50% of the increased R&D expenses. For the additional WLO capacity prepared for ramping in the second half which the Company announced last quarter, there are heavy pre-ramp expenses such as equipment bring up, sampling, and other related engineering efforts. About 30% of the additional R&D expenses will be TDDI related where the team is expanded in preparation for the expected design-ins with smartphone end customers. The remaining 20% of the incremental R&D will be expensed for high-end TV and structured light related R&D. The Company’s confidence on its strong growth prospects is also evidenced by the unprecedented heavy CAPEX plan for 2017.

GAAP gross margin for the first quarter was 23.1%, up 400 basis points from 19.1% in the fourth quarter of 2016, and down 310 basis points from 26.2% for the same period last year. The Company’s GAAP gross margin for the fourth quarter of 2016 was lower due to a one-time, non-cash inventory write-down totaling $12.0 million, on top of $2.7 million originally estimated for the quarter. Excluding the additional inventory write-down, the Company’s gross margin for the first quarter would have been down 190 basis points from 25.0% in the fourth quarter of 2016. The sequential and year-over-year decline was due to unfavorable product mix and margin decline in large panel driver ICs and non-driver product segments.

GAAP operating expenses were $34.3 million in the first quarter of 2017, up 7.1% from the preceding quarter and up 7.3% from a year ago. The sequential increase was primarily the result of an increase in R&D expenses while the year-over-year increase was due to higher salary expenses.

GAAP operating margin for the first quarter of 2017 was 1.0%, down from 8.4% for the same period last year and down from 3.4% in the previous quarter. The GAAP operating income decreased 77.1% sequentially and 89.6% year-over-year. The sequential and year-over-year decrease was a result of lower sales, lower gross margin and higher expenses in the quarter.

First quarter non-GAAP operating income, which excludes share-based compensation and acquisition-related charges, was $2.1 million, or 1.3% of sales, down from 8.7% for the same period last year and down from 3.6% a quarter ago. The non-GAAP operating income decreased 71.8% sequentially and 86.8% from the same quarter in 2016. Again, the sequential and year-over-year decrease was a result of lower sales, lower gross margin and higher expenses in the quarter.

GAAP net income for the first quarter was $1.4 million, or 0.8 cents per diluted ADS, compared to $4.4 million, or 2.6 cents per diluted ADS, in the previous quarter and GAAP net income of $13.1 million, or 7.6 cents per diluted ADS, a year ago. GAAP net income decreased 89.6% year-over-year and 69.3% from the previous quarter.

First quarter non-GAAP net income was $1.7 million, or 1.0 cent per diluted ADS, compared to $4.8 million last quarter and $13.5 million the same period last year.

Balance Sheet and Cash Flow

Himax had $199.5 million of cash, cash equivalents and marketable securities as of the end of March 2017, compared to $168.0 million at the same time last year and $194.6 million a quarter ago. On top of the above cash position, restricted cash was $107.4 million at the end of the quarter, down from $138.2 million in the preceding quarter and down from $180.5 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remain a debt-free company.

Inventories as of March 31, 2017 were $148.3 million, down from $182.8 million a year ago and down from $149.7 million a quarter ago. Accounts receivable at the end of March 2017 were $167.7 million as compared to $173.0 million a year ago and $191.0 million last quarter. DSO was 97 days at the end of March 2017, as compared to 87 days a year ago and 87 days at end of the last quarter. The increase of DSO was due to higher revenue proportion of driver IC sales for large panel customers who tend to have longer credit terms.

Net cash inflow from operating activities for the first quarter was $5.5 million as compared to an inflow of $21.5 million for the same period last year and an inflow of $47.2 million last quarter. The decrease in cash inflow was a result of lower profitability and higher working capital.

Capital expenditures were $2.0 million in the first quarter of 2017 versus $2.2 million a year ago and $2.2 million last quarter. The capital expenditure in the first quarter consisted mainly of capacity expansion for WLO and LCOS product lines and purchases of R&D related equipment.

Share Buyback Update

As of March 31, 2017, Himax had 172.0 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2017 Investor Outreach and Conferences

Ms. Jackie Chang, CFO and Ms. Penny Lin, internal IR Manager, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The factors causing the Company’s slow first quarter will remain in the second quarter. However, looking ahead into the second half, the Company believes its overall financial performance will be resilient. Himax is positive on DDIC business outlook because of expected shipments for certain customers’ 4K TV models and TDDI products. Various areas of the non-driver IC businesses are also expected to contribute to the improvement of the Company’s overall financials from second half of this year.

It is important to update the status of the Company’s CAPEX plan and highlight its progress in 3D scanning technology, which is a major reason why the Company embarked on this aggressive CAPEX plan. The Company believes 3D scanning is one of the most significant new applications for the next generation smartphone. The view is echoed by many industry researchers. Himax is seeing strong demand for 3D scanning products from multiple top name customers who are either collaborating with the Company or engaging the Company for advanced stage discussion thanks to the Company’s absolute technology leadership. The Company’s SLiMTM product line is the state of the art total solutions for 3D sensing and scanning based on structured light technology. Himax offers fully integrated structure light modules with vast majority of the key technologies inside also provided by the Company itself. These technologies include advanced optics utilizing the Company’s WLO technology, laser driver IC, high precision active alignment for the assembly of laser projector, high performance near-infrared CMOS image sensor and, last but not least, an algorithm chip for 3D depth map generation. While the Company prefers to offer total solution, it can also provide aforementioned individual technologies separately to selected customers so as to accommodate their specific needs. Of the above technologies, the two items requiring CAPEX for Himax are advanced optics built using the Company’s in-house WLO production line and active alignment for which the Company develops a solution jointly with an international, world leading semiconductor equipment house. The remaining items are all outsourced for manufacturing and therefore do not require the Company’s own CAPEX.

As indicated previously, this year’s CAPEX will be significantly higher than usual. In the last earnings call, the Company reported the urgent addition of new WLO capacity to meet the near term demands of certain customers. This new capacity is located in its existing headquarters in which the Company retrofitted certain space to make room for the new equipment. Himax is pleased to report that the project is going smoothly as planned. Major ramp of the new WLO capacity is scheduled to start from the third quarter. Now moving on to the other major CAPEX project of this year, construction of a new building, again the progress is good and the schedule is well under control. The new building, located nearby the Company’s current headquarters, will house additional 8” glass WLO and the next generation 12” wafer LCOS production lines, as well as provide the extra office space that is desperately needed. The new building will be completed and ready for personnel and equipment move-in by early 2018. To give an update for the CAPEX plan, the Company has budgeted $80.0 million for 2017 for the new WLO capacity and the new office/fab construction, covering equipment, land, building, facilities and clean rooms. Of the total budget, around $60.0 million will be paid out during the year with the remaining in the next year.

The CAPEX budget for 2017 and the dividend for the year of 2016 will be funded through the Company’s internal resources and banking facilities.

Large panel driver IC revenue for the second quarter will decline around 10% sequentially due to phase-out of certain customers’ old models. Certain earlier misses of customer new design-in projects will affect the Company’s second quarter and possibly third quarter business. Nevertheless, the Company has secured new design-wins, particularly in 4K TV, to resume its larger-sized driver IC business growth in the fourth quarter. Looking forward, 4K TV penetration is still on its way up and Chinese panel customers will keep on ramping new advanced generation fabs over the next few years, including a brand new Gen 8.5 and another Gen 8.6 fab starting the second half of 2017. Himax remains the market leader in the large panel driver IC business in China and will be a major beneficiary from China’s capacity expansion.

The other segment within the Company’s driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Second quarter sales for smartphones are likely to experience slight decline sequentially on weak China market demand, end customers’ continued inventory adjustment and higher TDDI and AMOLED adoption. Furthermore, the new 18:9 screen design is slowing down the demand for the existing 16:9 models. Himax believes its smartphone business will recover sequentially in the third quarter. Not only does the Company expect to secure more design-wins from 18:9 display, it also expects its customers to replenish inventories after the lackluster first half of the year. Himax remains mindful of the trend that higher in-cell panel and TDDI adoption will reduce the addressable market for smartphones using traditional TFT-LCD driver ICs. The Company is confident that its TDDI solutions and business will start to contribute in the third quarter. On AMOLED display, Himax has started to deliver product samples to its customers in the second quarter. Himax’s customer base for AMOLED covers many leading panel makers across China. The Company believes AMOLED driver IC will be one of the long-term growth engines for its small panel driver IC business.

Driver ICs used in automotive application has been the best performing product category in recent years. The Company is seeing solid momentum in the second quarter with revenue to grow around 15% sequentially and 50% year-over-year. Being the market share leader with numerous tier 1 automobile brands as the Company’s indirect end customers, Himax has successfully engaged all key panel manufacturers and module houses worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years. To address the growing IC demand out of larger automotive displays and more displays per vehicle, the Company continues to develop advanced technologies including IC solutions for on-cell and in-cell touch screens. Finally, the Company’s driver ICs used in tablets will stay around flat sequentially in the second quarter. Overall, Himax expects the small and medium-sized driver IC segment to increase sequentially by around low-single-digit in the second quarter.

For the non-driver IC business segments, the Company continues to experience near-term headwinds as mentioned in the previous earnings call and expect mid-single-digit sequential decline in its non-driver revenues for the second quarter. Sales of CMOS image sensors will deliver double-digit growth in the second quarter, while those of WLO and touch panel controllers will decline sequentially.

On the touch panel controller product line, in spite of new design-wins of the Company’s discrete touch solutions and volume shipment of several projects featuring its on-cell solutions to Chinese and Korean smartphone brand customers, the touch controller IC revenue will decline in the second quarter due to increasing TDDI adoption. As mentioned earlier, the 18:9 screen format is increasingly popular among major smartphone players, especially for their mid-to-high end models. Being a front runner of TDDI solutions for 18:9 displays, the Company will benefit from the new trend. To address the fast growing TDDI demand and to catch up with customers’ request for fast product ramp, the Company has allocated further R&D and customer engineering resources to this important new product area. With comprehensive joint development engagements covering many leading panel makers, Himax is confident that it can leverage its long-standing and widespread relationships with panel makers to be a market leader for TDDI.

With regards to WLO, the Company expects revenue in the second quarter to decline due to discontinuation of shipment to one of its leading AR device customers. At present, 3D scanning is the top priority of the Company’s WLO business. Himax’s goal is to provide total solutions with the performance, size, power consumption and costs all suitable for smartphone and tablet applications. Alternatively, for selected customers the Company can also provide individual key components upon their requests. Judging by the ongoing close collaboration and discussion with multiple leading end device makers, the Company has strong reasons to believe that the 3D scanning solution will bring it the explosive revenue growth when the new feature gets adopted by smartphones. Apart from smartphone and tablet, Himax expects the adoption of 3D scanning to widely spread over to various applications such as industrial, IoT, AI, medical, automotive, military, surveillance and drone. Himax will expand its technology roadmap to cover more applications in due course.

On the CMOS image sensor business update, the Company continues to make great progress with its two machine vision sensor product lines, namely near infrared (“NIR”) sensor and Always-on-Sensor (“AoSTM”). The Company’s NIR sensor is a critical part in the structured light 3D scanning total solution. Similar to WLO, the Company can supply NIR sensor as an individual component for both mobile and non-mobile applications. The Company’s NIR sensors’ overall performance is far ahead of those of its peers. Himax currently can offer low noise HD and 5.5 megapixel NIR sensors with superior quantum efficiency in NIR band while operating at excellent power consumption.

Himax’s AoS solutions provide super low power computer vision to enable new applications across a very wide variety of industries. The ultra-low power, always-on vision sensor is a powerful solution capable of detecting, tracking and recognizing its environment in an extremely efficient manner using just a few milliwatts of power. In April, Himax announced a strategic investment in Emza, an Israeli software company dedicated to developing extremely efficient machine vision algorithms. The investment enables the Company to provide turn-key solutions to meet customers’ increasing appetite for ultra-low power. With Emza’s machine-vision algorithms, the Company can transform AoS sensor from a pure image capturing component to an information analytics device that can be easily integrated into smart home and security applications as well as smartphone, AR/VR, AI and IoT devices.

For the traditional human vision segments, the Company expects mass production of several earlier design wins for notebooks and increased shipments for multimedia applications such as car recorder, surveillance, drone, home appliances, and consumer electronics, among others, during the second quarter.

Turning to the LCOS product line, LCOS revenue will be flat sequentially and down year-over-year due to discontinuation of shipment to one of the Company’s leading AR device customers. Himax expects revenue for LCOS to come from a more diversified customer base starting later in 2017. The Company is seeing heavyweight companies allocating major R&D resources and budgets in their new push for AR goggle devices. Having invested in related technologies for over 15 years, Himax believes its LCOS is the technology of choice with little competition. The Company’s list of customers continues to expand and it now covers many of the world’s biggest tech names. In addition to AR application, Himax is pleased to report that it is making great progress in developing high-end head-up-display for automotive applications. This represents a significant long term growth opportunity for Himax. The Company will report business development in this territory in due course.

In summary, Himax is seeing ongoing weakness in the China smartphone market and temporary slowdown of its large-sized driver IC business, which will likely lead to a mild sequential decline in revenue in the second quarter. Regardless of the soft market condition, the Company continues to commit its R&D on its strategic growth areas. Likewise, CAPEX will be at an unprecedented high level to capture the tremendous growth opportunities where Himax has a significant leadership. The Company emphasizes that, as excited as it is on the prospect of non-drive IC products and notwithstanding driver IC’s short term pressure, driver IC has been a core part of its business and will remain so in any foreseeable future. The Company’s technology strength, total solution capability and long term customer relationships in driver IC business remain intact. Himax is confident that its driver IC will resume growth starting the fourth quarter.

Second Quarter 2017 Guidance

The Company is providing the following financial guidance for the second quarter of 2017:

Net Revenue:	To be down around 5.0% to flat sequentially
Gross Margin:	To be around flat sequentially
GAAP EPS(1):	-1.0 to 0.0 cents per diluted ADS, as compared to 0.8 cents reported in the first quarter of 2017
(1)The Company expects operating expenses to increase significantly in the second quarter.

HIMAX TECHNOLOGIES FIRST QUARTER 2017 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 11th, 2017
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	6717220
WEBCAST:	http://edge.media-server.com/m/p/a8zmeva9

A replay of the call will be available beginning two hours after the call through 11:59 p.m. U.S. EDT on May 18th, 2017 (11:59 a.m. Taiwan time, May 19th, 2017) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 6717220. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 10th, 2018.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D depth scanning and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,982 patents granted and 420 patents pending approval worldwide as of March 31st, 2017. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements
Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2016 filed with the SEC, as may be amended.

Company Contacts:
Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
 www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2017	2016	2016

Revenues	$155,210	$180,319	$203,443

Costs and expenses:
Cost of revenues	119,309	133,144	164,517
Research and development	25,331	23,402	21,826
General and administrative	4,633	4,581	4,950
Sales and marketing	4,364	4,013	5,289
Total costs and expenses	153,637	165,140	196,582

Operating income	1,573	15,179	6,861

Non operating income (loss):
Interest income	543	229	399
Gains (losses) on sale of securities, net	70	(41)	5
Equity in losses of equity method investees	(134)	(161)	(712)
Foreign currency exchange gains (losses), net	(1,033)	(215)	686
Interest expense	(137)	(179)	(131)
Other income (losses), net	48	(10)	2
	(643)	(377)	249
Earnings before income taxes	930	14,802	7,110
Income tax expense	121	2,220	3,609
Net income	809	12,582	3,501
Net loss attributable to noncontrolling interests	554	506	938
Net income attributable to Himax Technologies, Inc. stockholders	$1,363	$13,088	$4,439

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008	$0.076	$0.026
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008	$0.076	$0.026

Basic Weighted Average Outstanding ADS	172,399	172,303	172,399
Diluted Weighted Average Outstanding ADS	172,424	172,352	172,415

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December
	2017	2016	31, 2016
Share-based compensation
Cost of revenues	$25	$26	$25
Research and development	137	161	137
General and administrative	69	70	68
Sales and marketing	23	20	24
Income tax benefit	(42)	(48)	(42)
Total	$212	$229	$212

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$246	$247
Income tax benefit	(99)	(99)	(99)
Total	$147	$147	$148

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	March 31, 2017	December 31, 2016	March 31, 2016
Assets
Current assets:
Cash and cash equivalents	$190,345	$184,452	$150,521
Investments in marketable securities available-for-sale	9,111	10,157	17,441
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	167,681	190,998	173,025
Inventories	148,260	149,748	182,814
Deferred income taxes	-	5,065	3,372
Restricted cash, cash equivalents and marketable securities	107,414	138,200	180,451
Other receivables from related party	5,650	7,150	-
Prepaid expenses and other current assets	14,794	17,195	19,343
Total current assets	643,255	702,965	726,967
Investment in non-marketable equity securities	12,242	12,242	11,211
Equity method investments	2,235	2,362	3,490
Property, plant and equipment, net	47,738	48,172	52,654
Deferred income taxes	6,597	1,050	982
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,922	3,170	3,913
Restricted marketable securities	132	124	124
Other assets	1,778	1,411	1,912
	101,782	96,669	102,424
Total assets	$745,037	$799,634	$829,391
Liabilities, redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$107,000	$138,000	$180,000
Accounts payable	115,941	142,269	138,662
Accounts payable to related party	1,098	576	-
Income taxes payable	15,632	14,155	14,775
Deferred income taxes	-	25	141
Other accrued expenses and other current liabilities	28,524	29,721	32,939
Total current liabilities	268,195	324,746	366,517
Other liabilities	3,680	3,081	4,647
Total liabilities	271,875	327,827	371,164

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,007,418 shares, 344,007,418 shares and 343,815,424 shares outstanding at March 31, 2017, December 31, 2016 and March 31, 2016, respectively	107,010	107,010	107,010
Additional paid-in capital	106,591	106,350	105,618
Treasury shares, at cost, 12,692,064 shares, 12,692,064 shares and 12,884,058 shares at March 31, 2017, December 31, 2016 and March 31, 2016, respectively	(9,020)	(9,020)	(9,157)
Accumulated other comprehensive loss	(2,207)	(2,467)	(1,553)
Unappropriated retained earnings	267,228	265,860	250,462
Himax Technologies, Inc. stockholders’ equity	469,602	467,733	452,380
Noncontrolling interests	(96)	418	2,191
Total equity	469,506	468,151	454,571
Total liabilities, redeemable noncontrolling interest and equity	$745,037	$799,634	$829,391

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended March 31,		Ended December 31,
	2017	2016	2016

Cash flows from operating activities:
Net income	$809	$12,582	$3,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,439	3,450	3,448
Bad debt expense	---	---	620
Share-based compensation expenses	254	277	254
Loss (gain) on disposals of property and equipment	(28)	---	28
Loss (gain) on disposals of marketable securities, net	(70)	41	(5)
Equity in losses of equity method investees	134	161	712
Deferred income tax benefit	(490)	(179)	(1,494)
Inventories write downs	3,047	2,710	14,793
Changes in:
Accounts receivable	23,349	4,199	16,615
Inventories	(1,559)	(14,150)	4,841
Prepaid expenses and other current assets	(1,380)	(628)	4,739
Accounts payable	(26,328)	14,240	459
Accounts payable to related party	522	---	576
Income taxes payable	1,482	2,651	(215)
Other accrued expenses and other current liabilities	1,836	(3,839)	(1,690)
Other liabilities	443	(10)	33
Net cash provided by operating activities	5,460	21,505	47,215

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,009)	(2,202)	(2,159)
Proceeds from disposals of property and equipment	28	---	---
Purchases of available-for-sale marketable securities	(5,101)	(6,596)	(6,977)
Proceeds from disposals of available-for-sale marketable securities	6,520	7,968	8,956
Proceeds from capital reduction of investment	---	---	137
Proceeds from (repayments of) refundable deposits, net	(310)	6	56
Pledges of restricted marketable securities	(222)	(12)	(197)
Cash paid for loan made to related party	---	---	(3,150)
Cash received for loan made to related party	1,500	---	---
Net cash provided by (used in) investing activities	406	(836)	(3,334)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,			Three Months Ended December 31,
	2017		2016		2016
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	$4	$	---	$	---
Purchases of subsidiary shares from noncontrolling interests	---		(1)		(85)
Releases of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	31,000		---		---
Proceeds from short-term debt	27,161		61,000		31,000
Repayments of short-term debt	(58,161)		(61,000)		(31,000)
Net cash provided by (used in) financing activities	4		(1)		(85)
Effect of foreign currency exchange rate changes on cash and cash equivalents	23		24		(149)
Net increase in cash and cash equivalents	5,893		20,692		43,647
Cash and cash equivalents at beginning of period	184,452		129,829		140,805
Cash and cash equivalents at end of period	$190,345		$150,521		$184,452

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$137		$187		$131
Income taxes	$53		$71		$314

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$2,733		$1,388		$1,595
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	(724)		814		564
Cash paid	$2,009		$2,202		$2,159

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2017	2016	2016
Revenues	$155,210	$180,319	$203,443
Gross profit	35,901	47,175	38,926
Add: Share-based compensation – cost of revenues	25	26	25
Gross profit excluding share-based compensation	35,926	47,201	38,951
Gross margin excluding share-based compensation	23.1%	26.2%	19.1%
Operating income	1,573	15,179	6,861
Add: Share-based compensation	254	277	254
Operating income excluding share-based compensation	1,827	15,456	7,115
Add: Acquisition-related charges –intangible assets amortization	246	246	247
Operating income excluding share-based compensation and acquisition-related charges	2,073	15,702	7,362
Operating margin excluding share-based compensation and acquisition-related charges	1.3%	8.7%	3.6%
Net income attributable to Himax Technologies, Inc. stockholders	1,363	13,088	4,439
Add: Share-based compensation, net of tax	212	229	212
Add: Acquisition-related charges, net of tax	147	147	148
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1,722	13,464	4,799
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	1.1%	7.5%	2.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2017
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008
Add: Share-based compensation per ADS	$0.001
Add: Acquisition-related charges per ADS	$0.001

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.010

Numbers do not add up due to rounding